NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire classes of the following Securities: Washington Mutual, Inc. (the 'Company') Common Stock Depositary Shares (Each Representing 1/40,000th Interest in a share of Series K Perpetual Non-Cumulative Floating Rate Preferred Stock) 7.75% Series R Non-Cumulative Perpetual Convertible Preferred Stock (collectively, the 'Securities') from listing and registration on the Exchange at the opening of business on November 10, 2008, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in light of the news announcements regarding the fact that JP Morgan Chase & Co. has acquired all the deposits, assets, and certain liabilities of the Company's banking operations in a transaction facilitated by the Federal Deposit Insurance Corporation (FDIC), effective immediately. Excluded from the transaction are the senior unsecured debt, subordinated debt and preferred stock of the Company's banks. In making its determination, NYSE Regulation also considered the substantial reduction in the scope of the Company's operations as a result of this transaction and the uncertainty regarding its effect on the Company's equity holders. In addition, NYSE Regulation also noted the Company's subsequent filing for Chapter 11 protection in the US Bankruptcy Court in Wilmington, Delaware. Lastly, NYSE Regulation considered the abnormally low price of the Company's common stock in pre-market trading on September 26, 2008, with trades as low as $0.15 prior to the regulatory trading halt in the Company's securities at the NYSE market open. 1. The Exchange's Listed Company Manual, Section 802.01D, states in part that 'the Exchange is not limited by the criteria set forth in this section. Rather, it may make an appraisal of, and determine on an individual basis, the suitability for continued listing of an issue in the light of all pertinent facts whenever it deems such action appropriate, even though a security meets or fails to meet any enumerated criteria.' Other factors which may lead to a company’s delisting include: Reduction in Operating Assets and/or Scope of Operations. 2. The Exchange, on September 29, 2008, determined that the Securities of the Company should be suspended immediately, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on September 29, 2008. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close on September 29, 2008 of the suspension of trading in the Securities. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.